Exhibit 99.97

April 12, 2021

British Columbia Securities Commission Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Digihost Technology Inc (the “Company”) Change of Auditor of Reporting Issuer

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated April 12, 2021, delivered to us by the Company in respect of the change of auditor of the Company.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Clearhouse LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements concerning Clearhouse LLP therein.

I trust the foregoing is satisfactory.

Yours very truly,

Chartered Professional Accountants Licensed Public Accountants

cc:	Board of Directors of Digihost Technology Inc